15048121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 0 2 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68634

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2014** (MM/DD/YY) AND ENDING **DECEMBER 31, 2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MAA – MENTOR ALTERNATIVE ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Putnam Ave
Suite 400
Greenwich, CT 06830

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name - *if individual, state last, first, middle name*)

9221 Corbin Ave, Suite 170	**Northridge,**	**CA**	**91324**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tj 3/9/15
tj 3/10/15

OATH OR AFFIRMATION

I, **Mario Lotufo**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MAA – Mentor Alternative Advisors LLC** as of **DECEMBER 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

Board of Directors
MAA - Mentor Alternative Advisors LLC

We have audited the accompanying statement of financial condition of MAA - Mentor Alternative Advisors LLC (the "Company") as of December 31, 2014, and the related statement of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of MAA - Mentor Alternative Advisors LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAA - Mentor Alternative Advisors LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of MAA - Mentor Alternative Advisors LLC's financial statements. The supplemental information is the responsibility of MAA - Mentor Alternative Advisors LLC's management. Our audit proccedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable , and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 24, 2015

MAA - Mentor Alternative Advisors LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash	$	14,180
Prepaid expenses		8,751
Total assets	$	22,931

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	2,485
Payable to related parties		2,007
Total liabilities		4,492
Commitments and contingencies		
Members' equity		
Members' equity		18,439
Total members' equity		18,439
Total liabilities and members' equity	$	22,931

The accompanying notes are an integral part of these financial statements.

MAA - Mentor Alternative Advisors LLC
Statement of Operations
For the Year Ended December 31, 2014

Revenues	
Interest income	$ 4
Total revenues	4
Expenses	
Professional fees	29,932
Occupancy expense	18,161
Other operating expenses	11,669
Total expenses	59,762
Net income (loss)	$ (59,758)

The accompanying notes are an integral part of these financial statements.

MAA - Mentor Alternative Advisors LLC
Statement of changes in Members' Equity
For the Year Ended December 31, 2014

		Total
Balance at December 31, 2013	$	25,096
Capital contributions		53,101
Net income (loss)		(59,758)
Balance at December 31, 2014	$	18,439

The accompanying notes are an integral part of these financial statements.

MAA - Mentor Alternative Advisors LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flow from operating activities:		
Net income (loss)		$ (59,758)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Reclassification of payable to contributions	$ 28,101	
(Increase) decrease in :		
Prepaid expenses	(929)	
(Decrease) increase in :		
Accounts payable and accrued expenses	(27)	
Payable to related parties	(8,029)	
Total adjustments		19,116
Net cash provided by (used in) operating activities		(40,642)
Net cash provided by (used in) investing activities		-
Cash flow from financing activities:		
Proceeds from capital contributions	25,000	
Net cash provided by (used in) financing activities		25,000
Net increase (decrease) in cash		(15,642)
Cash at December 31, 2013		29,822
Cash at December 31, 2014		$ 14,180

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

Supplemental disclosures of non-cash transactions:

During the year ended December 31, 2014, the shareholder agreed to forego payment of the monthly administrative expense. As a result, these costs are reflected as capital contribution. These amounts totalled $28,102.

The accompanying notes are an integral part of these financial statements.

MAA - Mentor Alternative Advisors LLC
Notes to Financial Statements
December 31, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

MAA - Mentor Alternative Advisors LLC (the "Company") was organized in the State of Delaware on May 27, 2010. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is affiliated through common ownership with Mentor International, LLC ("Affiliate").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including acting as finder for private investment funds.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes its advisory fees when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

MAA - Mentor Alternative Advisors LLC
Notes to Financial Statements
December 31, 2014

Note 2: INCOME TAXES

The Company, with the consent of its Members, has elected to be a D elaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Mem bers are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in acco rdance with normal statutes of limitations in the ap plicable jurisdiction. For federal purposes, the statute of lim itations is three years. Accordingly, the com pany is no longer subject to e xamination of federal returns filed more than three ye ars prior to the date of these financial statements. The statute of lim itations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statue rem ain subject to examination. As of Decem ber 31, 2104, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

The Company and Affiliate share personnel, administrative expenses, and office space. All costs incurred for such shar ed expenses are pa id by the Affiliate and reimbursed by the Company in accordance with an administrative services agreement. For the year ended December 31, 2014, the Company reimbursed the Parent a total of $4,015 which is included in both occupancy expense and other operating expenses on the Statement of Operations. At December 31, 2014, the amount payable to the Affiliate was $2,007.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS & CONTINGENCIES

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statem ents. The eval uation was performed through the date the financial statements were available to be issued. Based upon this review, the Com pany has determined that there were no events which took place that would have a material impact on its financial statements. The Company had no comm itments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2104 or during the year then ended.

Note 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2014 or during the year then ended.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to th e Securities and Exchange Commission Uniform Net Capital Ru le (SEC rule 1 5c3-1), which requ ires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equ ity capital may not be withdrawn or cash di vidends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2014, the Company had net capital of $9,688 which was $4,688 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($4,491) to net capital was 0.46 to 1, which is less than the 15 to 1 maximum allowed.

MAA - Mentor Alternative Advisors LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2014

Computation of net capital		
Members' equity	$ 18,439	
Total members' equity		$ 18,439
Less: Non-allowable assets		
Prepaid expenses	(8,751)	
Total non-allowable assets		(8,751)
Net capital before haircuts		9,688
Total haircuts and undue concentration		-
Net Capital		9,688
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 299	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 4,688
Aggregate indebtedness		$ 4,492
Ratio of aggregate indebtedness to net capital		0.46 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2014.

MAA - Mentor Alternative Advisors LLC
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2014

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

MAA - Mentor Alternative Advisors LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) MAA - Mentor Alternative Advisors LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which MAA - Mentor Alternative Advisors LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) MAA - Mentor Alternative Advisors LLC stated that MAA - Mentor Alternative Advisors LLC met the identified exemption provisions throughout the most recent fiscal year without exception. MAA - Mentor Alternative Advisors LLC's management is responsible for compliance with the exemption provisions

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MAA - Mentor Alternative Advisors LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 24, 2015

Mentor Group
MAA-Mentor Alternative Advisors LLC (Member FINRA)
Advisors to Professional Alternative Investors

MAA – Mentor
Alternative Advisors
LLC

Exemption Report

MAA – Mentor Alternative Advisors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year 2014 without exception.

MAA – Mentor Alternative Advisors LLC

President

February 2, 2015

MAA – Mentor Alternative Advisors LLC
500 West Putnam Avenue Suite 400
Greenwich, CT